Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-261873

Prospectus Supplement No. 7

(To Prospectus dated February 14, 2022)

BELLRING DISTRIBUTION, LLC

78,076,819 SHARES OF COMMON STOCK

This prospectus supplement updates, amends and supplements the prospectus dated February 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-4 and Form S-1 (Registration No. 333-261873). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 29 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2022

BellRing Distribution, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-261741 333-261873	87-3296749
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2503 S. Hanley Road St. Louis Missouri	63144
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (314) 644-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on October 26, 2021, BellRing Distribution, LLC (“New BellRing”), currently a wholly-owned subsidiary of Post Holdings, Inc. (“Post”), entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) with Post, BellRing Brands, Inc. (“BellRing”) and BellRing Merger Sub Corporation, a wholly-owned subsidiary of New BellRing (“Merger Sub”). Pursuant to the Transaction Agreement and subject to certain conditions, among other things, (i) Post will contribute its share of BellRing Class B common stock, all of its membership interests of BellRing Brands, LLC and cash to New BellRing in exchange for all of the then-outstanding equity of New BellRing and debt securities of New BellRing (“New BellRing notes”), (ii) New BellRing will convert into a Delaware corporation, (iii) following such conversion, Post will then distribute at least 80.1% of its shares of New BellRing common stock to Post shareholders in a pro-rata distribution and (iv) upon completion of such distribution, Merger Sub will merge with and into BellRing, with BellRing as the surviving corporation and a wholly-owned subsidiary of New BellRing (the “merger”). The Transaction Agreement also provides that the New BellRing notes will have a term of ten years.

On February 28, 2022, New BellRing, Post, BellRing and Merger Sub entered into an Amendment No. 1 to Transaction Agreement and Plan of Merger (“Amendment No. 1 to the Transaction Agreement”), pursuant to which the Transaction Agreement was amended to provide that, unless otherwise agreed by the parties thereto in writing, the New BellRing notes will have a term of no less than eight years but no greater than ten years.

The foregoing summary description of Amendment No. 1 to the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to Amendment No. 1 to the Transaction Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Cautionary Statement on Forward-Looking Language

Certain matters discussed in this filing are forward-looking statements. These forward-looking statements are made based on known events and circumstances at the time of release, and as such, are subject to uncertainty and changes in circumstances. These forward-looking statements include statements regarding the proposed transaction among Post, BellRing, New BellRing and Merger Sub. There is no assurance that the proposed transaction will be completed as anticipated or at all, and there are a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the forward-looking statements made herein, including risks relating to unanticipated developments that prevent, delay or negatively impact the proposed transaction, the ongoing conflict in Ukraine, the rapidly changing situation related to the COVID-19 pandemic and other risks and uncertainties described in Post’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements represent Post’s judgment as of the date of this filing. Post disclaims, however, any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find it

This filing does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, New BellRing (as BellRing Distribution, LLC) has filed a registration statement of New BellRing on Form S-4 (File No. 333-261741) with the SEC, which contains a prospectus of New BellRing and a definitive proxy statement of BellRing, dated February 3, 2022, and a registration statement of New BellRing on Form S-4/S-1 (File No. 333-261873) with the SEC, which contains a prospectus of New BellRing, dated February 14, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/ PROSPECTUSES, PROXY STATEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW BELLRING, BELLRING AND THE PROPOSED TRANSACTION. The registration statements were declared effective by the SEC on February 3, 2022, and a definitive proxy statement/prospectus was mailed on or about February 3, 2022 to stockholders of BellRing seeking that such stockholders adopt the definitive agreement for the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov, Post’s website, www.postholdings.com, or BellRing’s website, www.bellring.com.

The transaction and distribution of this filing may be restricted by law in certain jurisdictions and persons who come into possession of any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made, directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Post, BellRing, New BellRing and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BellRing’s stockholders with respect to the approvals required to complete the proposed transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, is set forth in BellRing’s definitive proxy statement filed with the SEC. Information regarding the directors and executive officers of Post is available in its definitive proxy statement, which was filed with the SEC on December 6, 2021. Information regarding the directors and executive officers of BellRing is available in its definitive proxy statement, which was filed with the SEC on December 29, 2021, and its definitive proxy statement relating to the proposed transaction, which was filed with the SEC on February 3, 2022. Free copies of these documents may be obtained as described above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Transaction Agreement and Plan of Merger, dated as of February 28, 2022, by and among Post Holdings, Inc., BellRing Brands, Inc., BellRing Distribution, LLC and BellRing Merger Sub Corporation

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2022	BellRing Distribution, LLC
(Registrant)
By: Post Holdings, Inc., its sole member

	By:	/s/ Diedre J. Gray
	Name:	Diedre J. Gray
	Title:	EVP, General Counsel & Chief Administrative Officer, Secretary

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO

TRANSACTION AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO TRANSACTION AGREEMENT AND PLAN OF MERGER, dated as of February 28, 2022 (this “Amendment No. 1”), is by and among BellRing Brands, Inc., a Delaware corporation (“BellRing”), Post Holdings, Inc., a Missouri corporation (“Post”), BellRing Distribution, LLC, a Delaware limited liability company and direct, wholly owned Subsidiary of Post (“SpinCo”), and BellRing Merger Sub Corporation, a Delaware corporation and direct, wholly owned Subsidiary of SpinCo (“Merger Sub”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Transaction Agreement (as defined below).

WHEREAS, BellRing, Post, SpinCo and Merger Sub are parties to that certain Transaction Agreement and Plan of Merger, dated as of October 26, 2021 (the “Transaction Agreement”), pursuant to which, among other things, Post will cause SpinCo to issue to Post the SpinCo Notes in an aggregate amount equal to the SpinCo Notes Amount and containing the terms described in Section 8.13(b) of the Transaction Agreement; and

WHEREAS, BellRing, Post, SpinCo and Merger Sub now desire to amend Section 8.13(b) of the Transaction Agreement to provide that the SpinCo Notes will have a term of no less than eight years and no greater than ten years.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment No. 1, and intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.1.    Amendment. Section 8.13(b) of the Transaction Agreement shall be amended and restated in its entirety as follows:

“(b) In connection with the borrowing and/or issuance of the SpinCo Debt, the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties, (A) Post (in consultation with BellRing) shall manage the negotiations in connection with the consummation of the Debt Exchange and the selection of investment banking advisors with respect thereto and shall keep BellRing reasonably informed of all material developments with respect thereto, (B) Post shall manage the negotiations in connection with the borrowing and/or issuance and offering, syndication and/or sale of the SpinCo Debt in consultation with BellRing; provided that the precedent documentation for the SpinCo Debt and the terms and conditions of the SpinCo Debt, including the guarantee structure, covenants, registration rights and “baskets” shall be subject to prior written approval by BellRing, (C) Post and its financial, legal, accounting and other advisors shall prepare all initial and revised drafts of all documentation relating to the borrowing and/or issuance of the SpinCo Debt and the consummation of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties (based on and consistent with precedent documentation agreed upon by BellRing pursuant to clause (B) above), subject to BellRing and its financial, legal, accounting and other advisors being given a reasonable opportunity to review and comment on all such drafts; provided, however, that Post shall, in consultation with BellRing, designate co-active and passive bookrunning managing placement agents, co-active and passive bookrunning managing initial purchasers, other initial purchasers and co-managers, as applicable, that are reasonably acceptable to Post and BellRing in connection with the borrowing and/or issuance of SpinCo Debt and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties and (D) the financial, legal, accounting and other advisors for Post, SpinCo and BellRing shall be directed to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the borrowing and/or issuance of the SpinCo Debt, the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties as reasonably directed by Post (without prejudice to the foregoing clauses (A) through (C)). Each of BellRing and Post shall cooperate in good faith in connection with the preparation of all documents and the making of all filings required in connection with the borrowing and/or issuance of the SpinCo Debt and the consummation of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties, including by promptly furnishing each other all information concerning it and its Subsidiaries (including preliminary monthly or quarterly financial data to the extent available) that may be required or reasonably requested in connection therewith. BellRing shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause its Subsidiaries and the officers and employees of it and its Subsidiaries, in each case, to provide to Post such reasonable cooperation in connection with the borrowing and/or issuance of the SpinCo Debt, the arrangement of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties as is reasonably necessary and customary for the borrowing and/or issuance and offerings or syndication of securities in form and substance similar to the SpinCo Debt including (i) participating in a reasonable number of meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with ratings agencies in connection with the marketing of the SpinCo Debt, in each case, with appropriate advance notice and at times and locations to be mutually agreed between BellRing and Post; (ii) assisting in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents reasonably required to consummate the borrowing and/or issuance of the SpinCo Debt and the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties; (iii) assisting in the preparation of and executing and/or delivering customary underwriting placement, credit, guarantee, purchase, indemnification, registration rights and other definitive financing agreements and executing and delivering in a timely manner such other certificates and documents, including solvency certificates, comfort letters, authorization letters, consents, pledge and security documents and perfection certificates, as may reasonably be required in connection with the foregoing; and (iv) assisting the financing sources and the exchange agent in the Debt Exchange (including by providing customary certificates and representation letters) in obtaining from its independent auditors auditor comfort letters (including customary “negative assurance”) and consents or authorization letters to the inclusion of auditor reports in marketing materials for the SpinCo Debt. The SpinCo Loans shall (x) be senior secured first-lien borrowings and have a term of four or five years and shall be prepayable at any time, without premium or penalty, and (y) otherwise be subject to covenants and other terms and conditions that are consistent in all material respects with market practice for borrowers with the investment rating assigned to SpinCo taking into account the expected Merger and other transactions contemplated hereby (including (i) a customary provision to the effect that a change of control transaction constitutes an event of default giving lenders the right to cause the principal amount of the borrowings and any accrued but unpaid interest thereon immediately due and payable and (ii) other customary prepayment provisions). Unless otherwise agreed by the parties in writing, the SpinCo Notes shall (x) be unsecured obligations and have a term of no less than eight years but no greater than ten years (and shall not be callable until five years from issuance, except in the event the Distribution does not occur; provided that, notwithstanding the foregoing, the terms of the SpinCo Notes shall provide that SpinCo may, at its option, call all or a portion of the SpinCo Notes in cash during such five-year period at a make whole price (calculated in a customary manner to be mutually agreed by BellRing and Post) with a discount rate based on U.S. Treasury notes with a maturity closest to the date that is five years after the date the SpinCo Notes are issued plus 50 basis points) and (y) otherwise be subject to covenants and other terms and conditions that are consistent in all material respects with market practice for issuers with the

2

investment rating assigned to SpinCo taking into account the expected Merger and other transactions contemplated hereby (including (x) the requirement of SpinCo to offer to repurchase the SpinCo Notes from holders at 101% of the aggregate principal amount, plus accrued and unpaid interest thereon, in connection with certain change of control transactions, (y) customary mandatory offer provisions associated with asset sales and other similar events, subject to reinvestment provisions) and (z) customary “cleanup” redemptions of SpinCo in connection with certain change of control transactions. Notwithstanding the foregoing, none of BellRing or any of its Subsidiaries shall be required under this Section 8.13(c) to (1) take any action that would unreasonably and materially interfere with the ongoing business or operations of BellRing or any of its Subsidiaries, (2) (except as specifically provided above in this Section 8.13(b)) enter into or approve any agreement or other documentation effective prior to the Closing, including requiring BellRing, any of its Subsidiaries or any of their respective governing bodies to approve or authorize the borrowing, issuance and/or guarantee of the SpinCo Debt or the Debt Exchange unless such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (3) take any action that would conflict with or violate any of any of the organizational documents of BellRing or any of its Subsidiaries or any Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any confidentiality obligation, (4) cause any director, officer, employee or stockholder of BellRing or any of its Subsidiaries to incur any personal liability, or (5) provide access to or disclose information that would jeopardize any attorney-client privilege of BellRing or any of its Subsidiaries or which is restricted or prohibited under applicable Law (provided that BellRing and its Subsidiaries shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law).”

Section 1.2.    Miscellaneous. Except as expressly amended, waived or modified hereby, the Transaction Agreement shall continue to be and shall remain in full force and effect in accordance with its terms. This Amendment No. 1 shall not constitute an amendment, waiver or modification of any provision of the Transaction Agreement not expressly referred to herein. The provisions of Sections 12.1 to 12.9 and Section 12.11 of the Transaction Agreement are hereby incorporated herein by reference, mutatis mutandis.

[signature page follows]

3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the date first above written.

BELLRING BRANDS, INC.

/s/ Darcy Davenport
Name: Darcy Davenport Title: President and Chief Executive Officer

POST HOLDINGS, INC.

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President and Chief Executive Officer

BELLRING DISTRIBUTION, LLC

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President

BELLRING MERGER SUB CORPORATION

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President

[Signature Page to Amendment No. 1 to Transaction Agreement and Plan of Merger]